Mail Stop 3561

April 10, 2009

Joseph J. Wallace
Chief Financial Officer
Collectors Universe, Inc.
1921 E. Alton Avenue
Santa Ana, CA 92705

      Re: **Collectors Universe, Inc.**
             Form 10-K for Fiscal Year Ended June 30, 2008
             Filed September 30, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed October 27, 2008
             Form 10-Q for Fiscal Quarter Ended December 31, 2008
             Filed February 9, 2009
             Form 8-K Dated March 16, 2009
             Filed March 20, 2009
             File No. 000-27887

Dear Mr. Wallace:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Introduction and Overview, page 42

1. We note your disclosure regarding factors that can affect your financial position and operating results. Please also include a discussion of the opportunities, challenges and risks, such as those presented by known trends and uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition and operating performance, or result in your liquidity decreasing or increasing in any material way, as well as the actions you are taking to address those opportunities, challenges and risks. This discussion should provide a context and frame of reference to facilitate an understanding, from management's perspective, of your results of operations, financial position and liquidity and future prospects discussed throughout your discussion and analysis of financial position and results of operations. Refer to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350, and Item 303(a) of Regulation S-K.

Critical Accounting Policies and Estimates, page 46

2. Please provide quantitative information for each of the critical accounting estimates you have identified to the extent necessary to give a reader greater insight into the quality and variability of information regarding financial condition and results of operations. For example, since you identified revenue recognition policies, allowances for doubtful accounts and inventory valuation reserves as critical accounting estimates, you should disclose the effects of those estimates and/or changes in those estimates on income and financial position for each year presented and whether the estimates are likely to change in the future. Also, when changes in estimates are reasonably likely to occur and would have a material effect, you should provide an analysis of their sensitivity to change. For example, if a change in projected revenues and/or the discount rate used in your impairment tests would result in a material impairment charge, you should disclose the impact that could result given the range of likely reasonable outcomes. Refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 50

3. Please describe the nature of the significant coin warranty claims referred to on page 45 and discuss whether the increase in coin warranty claims represents a trend.

4. Please quantify the effect of each of the factors you identify that contribute to a material change in revenues and expenses for each year presented. For example, in your discussions of net revenues and gross profit for fiscal 2008 versus 2007, please quantify:

   o the increase in advertising revenues earned on your coin and sportscards publications and your CFC financing business in the first paragraph on page 52;
   o the increase in revenues from Collectors Club memberships and CCE subscriptions, interest from dealer financing and the collectibles convention business acquired in 2007 in the fourth paragraph on page 52; and
   o the decline in gross profit related to the decrease in the number of coins graded, reduced average service fees and increase in costs in support of your coin grading services, as well as the decline in gross profit margins in your diamond business and colored gemstone grading businesses in your discussion of gross profit on page 53.

   Please note that these are just examples and not a complete list of how you could improve your disclosure.

Liquidity and Capital Resources, page 60

5. Please expand your discussion of cash flows from operating, investing and financing activities to cover the three-year period covered by the financial statements. In doing so, please provide a discussion of the primary drivers and other material factors necessary to an understanding of cash flows as well as the indicative value of historical cash flows. For example, you should include a discussion of trends, uncertainties and commitments that will result or are likely to result in your liquidity increasing or decreasing in any way. This discussion should address the variability in historical cash flows related to earnings and working capital, advances and sale of loans under your dealer financing program, capital expenditures and acquisitions and how your liquidity is likely to be affected by the absence of cash flows (or negative cash flows) associated with discontinued operations. Please refer to Item 303(a) of Regulation S-K and the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8. Financial Statements and Supplementary Data, page 64

Note 2 – Summary of Significant Accounting Policies, page 72

Revenue Recognition, page 74

6. Please tell us how you track vouchers for free grading services provided with Collectors Club subscriptions and your basis for recognizing revenues based on typical utilization behavior as opposed to the completion of services. The annual volume of free grading services and Collectors Club subscriptions under multiple deliverable arrangements may be useful to an understanding of your policy.

7. Please disclose your revenue recognition policies for advertising, sales of publications, price guides and population reports and general subscription services.

Shipping and Handling Costs, page 75

8. Please tell us the amount of shipping and handling costs paid by customers recognized as a reduction of cost of revenues for each year presented. In addition, since amounts billed to customers related to shipping and handling costs should be classified as revenue, please disclose the amount of such revenues recognized as a reduction of costs, and that your classification differs from the classification requirements of EITF 00-10.

Goodwill and Other Intangible Assets, page 78

9. Please disclose the total carrying amounts and carrying amounts of major classes of intangible assets subject and not subject to amortization and the accumulated amortization in total and by major amortizable intangible asset class. Refer to paragraph 45 of SFAS 141.

Note 3. Business Acquisitions, page 82

10. Please tell us the new information that caused you to change the amortization period for software/acquired technology and patents as disclosed in the last paragraph on page 84 and the effect of the change. Please also tell us why the effect of the change in estimate should not be disclosed. Refer to paragraphs 22 of SFAS 154.

Note 6. Customer Notes Receivable, page 86

11. Please disclose the method used in determining the lower of cost or fair value of CFC loans held for sale, the method for recognizing interest income on the loans and your accounting policy for related fees and costs, including the method of amortizing net deferred fees or costs. Refer to items (a)(2) and (a)(4) of paragraph 13 of SOP 01-6.

Note 9 – Income Taxes, page 88

12. Please show us how to reconcile deferred tax expense in the table on page 88 to the amounts disclosed in the statements of cash flows for each year presented.

Note 13. Business Segments, page 97

13. Please tell us the operating segments that have been aggregated in the other reportable operating segment and why aggregation is consistent with the objective and basic principles of SFAS 131. Please specifically address why you believe the aggregated segments have similar economic characteristics. Refer to EITF 04-10. Also, to the extent necessary to support your disclosure, tell us the operations for which discrete financial information is available as well as the level of financial information reviewed by your chief operating decision maker to make decisions about resources to be allocated to various business components and assess performance. Refer to paragraphs 10 – 15 of SFAS 131.

14. Please disclose revenues from external customers for each group of similar products and services based on the financial information used to produce your general purpose financial statements. If providing the information is impracticable, please disclose that fact. Refer to paragraph 37 of SFAS 131.

Note 15. Commitments and Contingencies, page 95

Leases, page 95

15. Please disclose the amount of sublease income netted against reported rent expense for each year presented. Refer to paragraph 16.c of SFAS 13.

Item 9A. Controls and Procedures, page 101

Disclosure Controls and Procedures, page 101

16. We note your statement on page 101 that your "Chief Executive Officer and Chief
Financial Officer concluded that, as of June 30, 2008, [your] disclosure controls
and procedures were effective to provide reasonable assurance that material
information is accumulated and communicated to management, including the
Chief Executive Officer and Chief Financial Officer, and that such information is
recorded, summarized and properly reported within the appropriate time period,
relating to the Company and its consolidated subsidiaries, required to be included
in our Exchange Act reports, including this Annual Report on Form 10-K." In
future filings, please use language tracking the definition of "disclosure controls
and procedures" in Exchange Act Rule 13a-15(e), rather than the slightly different
language that you use now, or simply state that your disclosure controls and
procedures are effective at the reasonable assurance level. In this regard, please
state, if true, whether the same officers concluded that the controls and procedures
were effective to "ensure that information required to be disclosed by [you] in the
reports that [you] file or submit under the Act is recorded, processed, summarized
and reported, within the time periods specified in the Commission's rules and
forms" and to "ensure that information required to be disclosed by [you] in the
reports that [you] file or submit under the Act is accumulated and communicated
to [your] management, including [your] principal executive and principal
financial officers, or persons performing similar functions, as appropriate to allow
timely decisions regarding required disclosure." Additionally, please confirm to
us that your conclusion regarding effectiveness would not change had these
statements been included in the filing.

Exhibits 10.8, 10.12, 10.13, 10.14, 10.15, 10.16, 10.17, 10.25 and 10.34

17. We note the referenced exhibits are not filed in their entirety. Please re-file these
agreements as complete exhibits, including all appendices, attachments and
schedules.

Exhibits 10.32 and 10.33

18. It appears that you intended to file these agreements as exhibits to your Form 10-
K, but the exhibits are missing. Please file the exhibits.

Exhibits 31.1 and 31.2

19. Please revise to add the parenthetical language omitted from paragraph 4.d. of the
certifications. Refer to Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

20. We note the statement on page 20 that in making certain executive compensation determinations in fiscal 2007 the Compensation Committee relied on peer group data provided by Pearl Meyer & Partners. In future filings, please identify the peer companies to which the Committee compares Collectors Universe. See Item 402(b)(2)(xiv) of Regulation S-K.

21. We note your disclosure on page 18 of the factors that generally go into the compensation committee's determination of each executive's individual performance objectives. Please enhance your disclosure to more specifically identify what skills, competencies or other aspects of individual performance are considered. See Regulation S-K Item 402(b)(2)(vii).

Form 10-Q for Fiscal Quarter Ended December 31, 2008

22. Please address the above comments as applicable in future filings.

23. We note, in particular, that comment 16 above applies to the language on page 31 concerning your disclosure controls and procedures.

Form 8-K Dated March 16, 2009

24. We note your disclosure concerning the Separation Agreement and Mutual General Release dated as of March 16, 2009 with Mr. Haynes. We anticipate that you will file this agreement as an exhibit to your next quarterly report on Form 10-Q. If not, please advise.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director